UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of March 2007
Commission File Number 333-41516

LUNA GOLD CORP.

(Exact name of registrant as specified in its charter)

Suite 1050
625 Howe Street
Vancouver, BC, Canada V6C 2T6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes _____ No ___X____

If "Yes" is marked, indicate below the file number assigned to the Registrant
in connection with Rule 12g3-2(b):82-___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luna Gold Corp.

Date: March 15, 2007

"Timothy O. Searcy"

Timothy O. Searcy, President, Chief Executive Officer and a member of the Board of Directors

Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit No.	Description
1	**News Release, Vancouver, March 15, 2007 – Luna Gold Corp. (TSXV-LGC, OTCBB-LGCU)** ("Luna" or the "Company") is pleased to announce that it has hired Luiz Celaro as the Project Manager for its recently acquired Aurizona project.



Suite 1050 - 625 Howe Street
Vancouver, BC V6C 2T6

Tel: 1-604-689-7317
Fax: 1-604-688-0094

FOR IMMEDIATE RELEASE

LUNA GOLD HIRES PROJECT MANAGER FOR AURIZONA

Vancouver, March 15, 2007 – Luna Gold Corp. (TSXV-LGC, OTCBB-LGCU) ("Luna" or the "Company") is pleased to announce that it has hired Luiz Celaro as the Project Manager for its recently acquired Aurizona project.

Tim Searcy, Luna's President comments: "Hiring Luiz is a great addition to our Aurizona project. His breadth of experience and familiarity with developing mining assets in Brazil will be key to Luna's efficient advancement of the project."

Mr. Celaro is a mining engineer with an MBA in Environmental Management and 30 years of engineering, construction, and mine management experience in Brazil. He was the start-up engineering manager of Rio Tinto's Morro do Ouro Project which, at start-up, had a head grade of 0.67 g/t. The project now belongs to Kinross and is known as the Paracatu mine.

After his time at Morro do Ouro, Mr. Celaro worked at CVRD on several new mine developments in Brazil and abroad. Later he served as Vice President of Rio Doce America, a New York based company, engaged in the marketing of CVRD products in the USA.

After leaving CVRD, he was a director of Bechtel/Promon, an engineering consortium responsible for metallurgy and mining contracts in Brazil. Most recently, Mr. Celaro was the construction and pre-operation manager for Goldcorp's Amapari Mine in Amapa State, Brazil. The region is noted for its high rainfall, and despite the particularly severe weather conditions during the construction period, the project was completed on time.

About Luna Gold Corp

Luna is a mining exploration company with a focus on gold development in Brazil and gold exploration in Nevada.

On behalf of the Board of Directors

LUNA GOLD CORP.
"Tim Searcy"
Tim Searcy, P. Geo. – President and CEO

Website: www.lunagold.com
For further information contact Investor Relations at (604) 689-7317 or toll free at 1-866-689-7317.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Regulatory Footnotes
This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended or any state securities laws and may not be offered or sold within the United States or to U.S. persons unless registered under the United States Securities Act of 1933 and applicable state securities laws or an exemption from such registration is available.

Forward-Looking Statements:
Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified in Luna Gold Corp.'s periodic filings with Canadian Securities Regulators. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Luna Gold does not assume the obligation to update any forward-looking statement.